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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8 - A

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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           MetLife Policyholder Trust
             (Exact name of registrant as specified in its charter)


                Delaware                              Applied For
(State of incorporation or organization)   (I.R.S. Employer Identification No.)


1100 North Market Street, Wilmington DE                  19890
(Address of principal executive offices)               (Zip Code)

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. /X/

Securities Act registration statement file number to which this Form relates: not applicable (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

             Beneficial Interests in the MetLife Policyholder Trust
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Item 1.    Description of Registrant's Securities
           to be Registered

           Trust Interests

           The Trust Interests registered hereby are issued pursuant to the MetLife Policyholder Trust Agreement, dated as of November 3, 1999 (the "Trust Agreement"), by and among Metropolitan Life Insurance Company ("MetLife"), MetLife, Inc. (the "Holding Company"), Wilmington Trust Company (the "Trustee") and ChaseMellon Shareholder Services, L.L.C., as custodian (the "Custodian"), in connection with the conversion of MetLife from a mutual life insurance company to a stock life insurance company under the Plan of Reorganization, dated September 28, 1999, as amended, of MetLife (the "Plan").

           The Trust Interests will be issued to certain policyholders of MetLife ("Trust Eligible Policyholders") pursuant to the Plan on the effective date of the Plan (the "Effective Date"). Under the Plan and the Trust Agreement, each Trust Eligible Policyholder will be allocated a number of Trust Interests equal to the number of shares of common stock, par value $0.01 per share, of the Holding Company ("Common Stock"), allocated to the Trust Eligible Policyholder in accordance with the Plan. The assets of the Trust will principally be the shares of Common Stock issued to the Trust (the "Trust Shares") for the benefit of the Trust Eligible Policyholders and permitted transferees (collectively, the "Beneficiaries"). The Trust Shares will be held in the name of the Trustee, on behalf of the Trust, which will have legal title over the Trust Shares. The Beneficiaries will not have legal title to any part of the assets of the Trust. The Trust Interests will represent undivided fractional interests in the Trust Shares and other assets of the Trust beneficially owned by a Trust Beneficiary through the Custodian. A Trust Interest entitles the Beneficiary to certain rights, including the right to: (i) receive dividends distributed upon Trust Shares; (ii) have Trust Shares withdrawn from the Trust to be sold for cash through a purchase and sale program established by the Holding Company pursuant to the Plan (the "Purchase and Sale Program"); (iii) deposit in the Trust additional shares of Common Stock purchased through the Purchase and Sale Program; (iv) withdraw Trust Shares after the first anniversary of the Effective Date; and (v) instruct the Trustee to vote the Trust Shares on certain matters; each as further described in and limited by the terms of the Trust Agreement. The Trustee has no beneficial interest in the Trust Shares.

           As a general rule, Beneficiaries will be prohibited from selling, transferring, assigning, pledging or otherwise disposing of their Trust Interests; however, Trust Interests may be transferred

           (i) from the estate of a deceased Beneficiary to one or more beneficiaries taking by operation of law or pursuant to testamentary succession,



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            (ii) to the spouse or issue of a Beneficiary or to an entity, selected by a Beneficiary, provided that transfers to such entity are deductible for Federal income, gift and estate tax purposes under Sections 170, 2055 and 2522 of the Internal Revenue Code of 1986, as amended, or to a trust established for the exclusive benefit of one or more of the following: (x) Beneficiaries, (y) individuals described in this clause
      (ii), or (z) entities described in this clause (ii),

            (iii) to a trust established to hold Trust Interests on behalf of an employee benefit plan,

            (iv) if the Beneficiary is not a natural person, by operation of law to the surviving entity upon the merger or consolidation of such Beneficiary into another entity, to the purchaser of substantially all the assets of such Beneficiary or to the appropriate persons upon the dissolution, termination or winding up of such Beneficiary,

           (v) by operation of law as a consequence of the bankruptcy or insolvency of such Beneficiary or the granting of relief to such Beneficiary under the Federal bankruptcy laws, or

           (vi) from a trust holding an insurance policy on behalf of the insured person under such policy, to such persons as will be required pursuant to the terms of such trust.

In addition, if the Board of Directors of the Holding Company determines that there is, at any time, a material risk that the assets of the Trust may be characterized as "plan assets" under United States Department of Labor Reg.
Section 2510.3-101, the Board may direct the Trustee to distribute to the Custodian, for distribution to one or more Beneficiaries, a number of Trust Shares (not to exceed the total number of such Beneficiaries' Trust Interests) as the Board may determine to be necessary or appropriate to ensure that the assets of the Trust will not be so characterized as "plan assets".

           A transferee of Trust Interests will become subject to the Trust Agreement. Trust Interests will be held in the name of the Custodian, which will keep a record of the Trust Interests of the Beneficiaries on a book-entry system maintained by the Custodian. The Trust Interests will not be represented by certificates or other evidences of ownership.

           The Plan provides that Beneficiaries may instruct the program agent for the Purchase and Sale Program to withdraw their allocated shares from the Trust for sale through the Purchase and Sale Program, beginning on the later of
(i) the termination of any stabilization arrangements and trading restrictions in connection with the distribution of the offering and (ii) the closing of all underwriters' over-allotment options that have been exercised and the expiration of all unexercised options. Beneficiaries allocated less



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than 1,000 shares of Common Stock under the Plan will also be entitled to purchase in the Purchase and Sale Program additional shares to bring their Trust Interests up to 1,000 shares, subject to a minimum of $250 per purchase (or such lesser amount that would cause the Beneficiary to hold the 1,000 maximum number of Trust Interests), beginning on the first trading day following the 90th day after the Effective Date. The number of Trust Interests allocated to Beneficiaries will be adjusted for any shares of Common Stock purchased or sold in the Purchase and Sale Program such that the Trust Interests held by a Beneficiary will always equal the number of shares of Common Stock allocated to the Beneficiary.

           Beginning one year after the Effective Date, Beneficiaries may withdraw all, but not less than all, of their allocated shares of Common Stock at any time by providing written notice to the Trustee.

           The Trust Agreement provides the Trustee with directions as to the manner in which to vote, assent or consent the Trust Shares at all times during the term of the Trust. On all matters brought for a vote before the stockholders of the Holding Company, with the exception of a Beneficiary Consent Matter (as defined below), the Trustee will vote in accordance with the recommendation given by the Board of Directors of the Holding Company to its stockholders or, if no such recommendation is given, as directed by the Board. On all Beneficiary Consent Matters, the Trustee will vote all of the Trust Shares in favor of, in opposition to or abstain from the matter in the same ratio as the Trust Interests of the Beneficiaries that returned voting instructions to the Trustee indicated preferences for voting in favor of, in opposition to or abstaining from such matter. The Trust Agreement also contains provisions allowing Beneficiaries to instruct the Custodian to withdraw their allocated Trust Shares to participate in any tender or exchange offer for the Common Stock and to make any cash or share election, or perfect any dissenter's rights, in connection with a merger of the Holding Company.

           A "Beneficiary Consent Matter" is:

              (i) a contested election of directors or, subject to certain conditions, the removal of a director,

              (ii) a merger or consolidation, a sale, lease or exchange of all or substantially all of the assets or a recapitalization or dissolution of the Holding Company, if it requires a vote of stockholders under applicable Delaware law,

              (iii) any transaction that would result in an exchange or conversion of the Trust Shares for cash, securities or other property,

              (iv) issuances of Common Stock prior to the first anniversary of the Effective Date at a price materially below the prevailing market price, if a vote is


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      required to approve the issuance under Delaware law, other than issuances in an underwritten public offering or pursuant to an employee benefit plan,

              (v) before the first anniversary of the Effective Date, any matter that requires approval by a vote of more than a majority of the outstanding stock of the Holding Company entitled to vote thereon under Delaware law or the certificate of incorporation or the by-laws of the Holding Company, and any amendment to the certificate of incorporation or by-laws of the Holding Company that is submitted to a vote of stockholders for approval and

              (vi) proposals submitted to stockholders requiring the Board of Directors to amend the Holding Company's Stockholder Rights Plan, or redeem rights under that plan, other than a proposal with respect to which the Holding Company has received advice of nationally-recognized legal counsel to the effect that the proposal is not a proper subject for stockholder action under Delaware law.

           Proxy solicitation materials, annual reports and information statements received by the Custodian in connection with any matter not involving a Beneficiary Consent Matter will be made available by the Holding Company to Beneficiaries for their information on a website maintained by the Holding Company or by mail upon request and at the Holding Company's expense, but voting instructions to the Trustee will not be solicited and, if instructions are received, they will not be binding on the Trustee.

           The Trust Agreement provides that regular cash dividends, if any, collected or received by the Trustee with respect to the Trust Shares will be distributed by the Custodian semi-annually to the Beneficiaries within 90 days after receipt by the trustee. Distribution of all other cash dividends will be made by the Custodian to the Beneficiaries on the first business day following the 30th day after the Trust receives the dividends. Alternatively, the Trustee may arrange with the Holding Company for the direct payment by the Holding Company of such cash dividends to the Beneficiaries. The Trust Agreement further provides that pending such distribution, cash dividends may be invested in short-term obligations of or guaranteed by the United States, or any agency or instrumentality thereof, and in certificates of deposit of any bank or trust company having a combined capital and surplus not less than $500,000,000. Dividends or other distributions in Common Stock will be allocated to the Beneficiaries and held by the Trustee as Trust Shares. Generally, all other distributions by the Holding Company to its stockholders will be held and distributed by the Trustee to the Beneficiaries in proportion to their Trust Interests.

           The Trust will terminate on the 90th day after the date on which the Trustee will have received notice from the Holding Company that the number of Trust Shares held by the Trust is equal to 10% or less of the number of issued and outstanding shares of



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Common Stock or on the date on which the last Trust Share will have been withdrawn, distributed or exchanged. The Trust may be terminated earlier:

           (i) on the 90th day after the date on which the Trustee receives written notice from the Holding Company, given in the Holding Company's discretion at any time, that the number of Trust Shares is 25% or less of the number of issued and outstanding shares of Common Stock,

           (ii) on the date on which the Trustee receives written notice from the Holding Company that the Board of Directors of the Holding Company has determined, as a result of any amendment of, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any State, Commonwealth or other political subdivision or authority thereof or therein, or any official administrative pronouncement or judicial decision interpreting or applying such law or regulation, or any changes in the facts or circumstances relating to the Trust, that maintaining the Trust is or is reasonably expected to become burdensome to the Holding Company or the Beneficiaries,

           (iii)on the date on which any rights issued under a stockholder rights plan adopted by the Holding Company and held by the Trust become separately tradeable from the Trust Shares to which they relate, or

           (iv) on the date on which there is an entry of a final order for termination or dissolution of the Trust or similar relief by a court of competent jurisdiction.

The Trust may also have to be terminated at some point in time if the rule against perpetuities applies.

           Upon termination of the Trust, the remaining Trust Shares will be distributed in book entry form to each Beneficiary, if book entry shares are permitted by applicable law, together with the Beneficiary's proportionate share of all unpaid distributions and dividends and Trust Interest earned thereon. The Trust Agreement provides that the Holding Company may, in its discretion, offer to purchase such shares at the market price of the Common Stock at the time of the purchase.

           The Trust Agreement may be amended from time to time by the Trustee, the Custodian, the Holding Company and MetLife, without the consent of any Beneficiary, (i) to cure any ambiguity, correct or supplement any provision therein that may be inconsistent with any other provision therein, or to make any other provision with respect to matters or questions arising under the Trust Agreement, which will not be inconsistent with the other provisions of the Trust Agreement, provided that the action does not adversely affect the Trust Interests of the Beneficiaries, (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as will be necessary to ensure that



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the Trust will be classified for United States federal income tax purposes as a grantor trust at all times or to ensure that the Trust will not be required to register as an investment company under the Investment Company Act of 1940, as amended, or (iii) to reflect the effect of a merger or consolidation in which the Holding Company is not the surviving corporation and the other company into which the Holding Company is merged or consolidated assumes its obligations under the Trust Agreement. The Trust Agreement may also be amended with the consent of Beneficiaries representing more than one-half of the Trust Interests, provided that no such amendment or waiver will, without the consent of each Beneficiary affected thereby, reduce the Trust Interests or otherwise eliminate or materially postpone the right of any Beneficiary to receive dividends or other distributions or to make elections under the Purchase and Sale Program or to withdraw Trust Shares. Any such amendment made prior to the first anniversary of the Effective Date will require the prior approval of the New York Superintendent of Insurance.

           Beneficiaries will not have any preemptive rights with respect to the Trust Interests. There is no provision for any sinking fund with respect to the Trust Interests.

           Common Stock, $0.01 par value

           The description of the Holding Company's Common Stock is incorporated by reference to the information appearing under "Description of Capital Stock" in the Preliminary Prospectus of the Holding Company which forms a part of the Holding Company's Registration Statement on Form S-1, filed November 23, 1999, as amended (File No. 333-91517) (the "Registration Statement")

           Rights to Purchase Series A Junior Participating Preferred Stock

           The description of the Holding Company's Series A Junior Participating Preferred Stock Purchase Rights with respect to Common Stock is incorporated by reference to the information appearing under the description "Description of Capital Stock -- Stockholder Rights Plan" in the Holding Company's Preliminary Prospectus which forms a part of the Registration Statement.

Item 2.    Exhibits

           The following exhibits are filed herewith (or incorporated by reference as indicated below):

            *1. MetLife Policyholder Trust Agreement, dated as of November 3,
                1999, by and among Metropolitan Life Insurance Company, MetLife, Inc., Wilmington Trust Company and ChaseMellon Shareholder Services, L.L.C..

            *2. Amended and Restated Certificate of Incorporation of MetLife,
                Inc.

            *3. Amended and Restated By-laws of MetLife, Inc.


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            *4. Form of Certificate for the Common Stock, par value $0.01 per share

            *5. Rights Agreement between MetLife, Inc. and ChaseMellon
                Shareholder Services, Inc.

* Filed as an exhibit to the Registration Statement and incorporated herein by reference.



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                                   SIGNATURES


           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:

March 31, 2000

              METLIFE POLICYHOLDER TRUST

              By Wilmington Trust Company, not in its individual capacity but solely as Trustee



              By:  /s/ Joseph B. Feil
                   ________________________________________
                   Name: Joseph B. Feil
                   Title: Senior Financial Services Officer


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